Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

November 18, 2019

To the Shareholders of

Hartman Short Term Income Properties XX, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 925,000 Shares of common stock (the "Shares"), in Hartman Short Term Income Properties XX, Inc. (the "Corporation"), for cash in the amount of $9.00 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated November 18, 2019, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Also, unlike typical secondary market sales, there are no commissions charged.

•The Corporation has suspended its Share Redemption Plan, pending the completion of mergers that were commenced over two years ago but have still not been submitted to a shareholder vote. The Corporation keeps extending the outside date for the mergers to close.

•There is no public market for the Shares, no public market is expected to develop, and there is no requirement that the Corporation ever list the Shares on an exchange or create a liquidity event. The Corporation acknowledges “it will be difficult for you to sell your shares” and even if you can, “you may have to sell them at a substantial discount.”

•Our offer provides the opportunity to GET CASH PROMPTLY for your Shares.

By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation estimated its value per Share at $12.61 as of December 31, 2018, but also states that such estimate does not reflect a liquidity discount for the fact that the shares are not currently traded on a national securities exchange, should not be considered the value at which the stock would trade on an exchange, and may not represent the amount that would be realized upon a liquidation of assets.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on January 3, 2020.

Very truly yours,

Everest REIT Investors I, LLC